SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing logo



               Genesys Conferencing Reports Second Quarter Results

                    -Automated services reach 53% of revenue-

                      -Call center consolidation on target-

                        -Reaffirms 2002 EBITDA guidance-



MONTPELLIER, France, August 13, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today reported revenue and earnings for the second quarter and six months ended June 30, 2002. All financial results are reported under French Generally Accepted Accounting Principles (GAAP).



Highlights for the second quarter compared to the prior year period included:

         o  Total call volumes reached 282 million minutes, up 39%

         o Continued acceleration of deployment of automated services: volumes increased 114%

         o Closed two call centers and prepared for the closure of the third in August

         o  Negotiated new long distance contract

         o  Genesys Meeting Center now exceeds 120,000 seats



The results for 2001 reflect the combined performance of Genesys Conferencing, Vialog Corporation, which was acquired by Genesys on April 26, 2001, and Astound Incorporated, which was acquired by Genesys on March 28, 2001 as if these acquisitions were completed on January 1, 2001.



Deployment of automated services continues to accelerate in the second quarter

Total call volumes were 282 million minutes for the second quarter, up 39% from the prior year period. Automated services call volumes were up 114% from the second quarter of 2001 and increased 16% from the first quarter 2002. Automated services represented 52.7% of revenue and 71% of call volumes in the second quarter compared to 34% of revenue in the prior year period.



Revenues decreased 2.5% to (euro)52.7 (US$52.5) million for the second quarter of 2002, from (euro)54.0 (US$53.9) million in the second quarter of 2001. Revenue was negatively impacted by the weakening U.S. dollar and the strong shift to automated services which have lower per-minute rates, but generate higher gross margins.



Gross margin, before non-recurring costs, expanded to 59.0%, a 190 basis point improvement from the same period last year. The non-recurring costs consists of
(euro)1.2 million (2.3% of revenue) associated with terminating a U.S. long distance contract and (euro)500,000 (0.9% of revenue) of duplicate personnel costs related to the call center consolidation. During the second quarter, the Company renegotiated a long distance supplier contract in the U.S. The Company expects savings of approximately (euro)1.9 million in the third quarter 2002 and
(euro)2.3 million in the fourth quarter 2002, as a result of the new long distance contract. To allow the Company to obtain maximum benefit from the lower rates under the renegotiated contract in future quarters, the Company terminated a contract with another long distance supplier in the second quarter which required the Company to satisfy a minimum purchase requirement as a condition of termination (costing approximately (euro)1.2 million).



Earnings before interest, taxes, depreciation and amortization (EBITDA), before non-recurring charges noted above, increased to (euro)7.5 (US$7.5) million in the second quarter, an increase of 56.8%, compared to (euro)4.8 (US$4.8) million in the prior year period.



Michael E. Savage, Executive Vice President and Chief Financial Officer, stated, "During the second quarter, we incurred (euro)500,000 in duplicate personnel costs related to the call center consolidation and (euro)1.2 million from additional long distance costs which enabled us to terminate a contract with a more expensive long distance provider. Excluding these non-recurring costs, EBITDA would have been 14.3% of revenue. With most of our call center consolidation behind us, we now expect non-recurring costs to diminish significantly in the second half of 2002." Mr. Savage continued, "With (euro)9.7 million of cash on hand as of August 9, 2002 and strong projected free cash flow, we are comfortable with our debt service requirements and working capital needs."



Genesys Meeting Center

Genesys Meeting Center has reached over 120,000 seats sold. Since its introduction, Genesys Meeting Center has become the fastest growing web conferencing service in the world, based on the number of seats sold. Francois Legros, Chairman and Chief Executive Officer, stated, "Large enterprises continue to show a very strong interest in deploying Genesys Meeting Center for enterprise wide applications. Our pipeline of opportunities looks very encouraging."



Guidance for 2002

Management is updating guidance for 2002 as follows:

         o Automated services are expected to reach between 60 and 65% of revenue in Q4 compared to prior guidance of 50%

         o Revenue is projected to be between (euro)200 million and (euro)210 million based on the acceleration of automated services deployment and unfavorable shift in currencies experienced during the second quarter from prior guidance of (euro)230 million to (euro)250 million

         o Management reaffirmed that 2002 EBITDA, excluding non-recurring costs, is projected to grow between 27% and 33%, on a proforma basis, compared to 2001.


Mr. Legros concluded, "While the continuing shift to higher margin automated services has impacted our near term revenue, we expect the continued growth of automated services, our new long distance contract and the realized savings from the call center consolidation to have a positive impact on our second half results."



Second Quarter Conference Call and Webcast



The Company will hold a conference call today at 5:30 p.m. Central European Time (GMT+1) or 11:30 a.m. Eastern Daylight Time. Chairman and Chief Executive Officer, Francois Legros, and Executive Vice President and Chief Financial Officer, Michael E. Savage, will host the call. The conference call will be webcast live. The call may be accessed at www.genesys.com.



US GAAP Financial Statements



The Company will file its U.S. GAAP financial statements with the Securities and Exchange Commission on Form 6-K on Wednesday, August 14, 2002.




Forward-Looking Statements


This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.


Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market Euronext:
3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com


At Genesys Conferencing

Michael E. Savage
Executice Vice President and Chief Financial Officer
Direct Line: +33 4 99 13 27 66
mike.savage@genesys.com

                              Genesys Conferencing
           Unaudited Proforma Statements of Operations (French GAAP)
                            (in thousands of euros)


                                                                    Three months                        Six months
                                                                   ended June 30,                     ended June 30,
                                                         -------------------------------     -------------------------------
                                                              2001              2002             2001             2002
                                                         -------------------------------     -------------------------------
Revenues                                                 (euro) 54,021     (euro) 52,655     (euro) 106,642   (euro) 108,107
Cost of revenue (1)                                             23,160            23,228             45,930           46,647
                                                         -------------------------------     -------------------------------
Gross Profit                                                    30,861            29,427             60,712           61,460
Research and development expenses                                1,180             1,188              2,423            2,448
Selling, general and administrative expenses (2)(3)             33,966            30,880             59,181           59,539
Amortization of identifiable intangibles,
acquisition and financing costs                                  5,733             4,036              9,516            8,118
                                                         -------------------------------     -------------------------------
EBIT (1)(2)(3)                                                 (10,018)           (6,677)           (10,408)          (8,645)
                                                         ===============================     ================================

EBITDA (1)(2)                                            (euro)  4,798     (euro)  5,821      (euro) 12,805    (euro) 13,410
                                                         ===============================     ================================

(1) The three and six months ended June 30, 2002 includes (euro)1.2 million in costs related to the termination of a long distance contract and (euro)0.5 million in duplicate costs related to the call center consolidation.

(2) The six months ended June 30, 2002 amounts include (euro) 1.0 million in cost associated with employee separations.

(3) The three and six months ended June 30, 2002 includes a(euro)3.2 million provision related to the termination of a rich media contract.

                    Consolidated Balance Sheets (French GAAP)
                   (in thousands of euros, except share data)


                                                                 December 31,           June 30,
                                                                     2001                 2002
                                                               ----------------     ----------------
ASSETS
Fixed assets:
        Goodwill, net                                           (euro) 140,061       (euro) 131,068
        Intangible assets, net                                         108,636               99,472
        Tangible assets, net                                            38,257               30,575
        Financial assets, net                                            2,100                1,880
        Investment in affiliated companies                                 127                  112
                                                                --------------       --------------
                 Total fixed assets                                    289,181              263,107
Current assets:
        Inventory                                                          146                  187
        Accounts receivable, less allowances                            48,989               42,619
        (Eur 3,201 and Eur 3,265 at December
        31, 2001 and June 30, 2002, respectively)
        Deferred tax assets                                                236                  278
        Other current assets                                            10,514                8,988
        Prepaid expenses and deferred charges                           12,727                7,102
        Cash at bank and marketable securities                          18,613                5,101
                                                                --------------       --------------
                 Total current assets                                   91,225               64,275
                                                                --------------       --------------
                 Total assets                                   (euro) 380,406       (euro) 327,382
                                                                ==============       ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity:
        Ordinary shares, nominal value of Eur 5.00              (euro)  76,356       (euro)  76,795
        per share, 15,271,064 and 15,358,954 shares
        issued and outstanding at December 31,2001
        and June 30, 2002, respectively
        Common shares to be issued                                       2,175                1,863
        Additional paid-in capital                                     177,758              179,414
        Additional paid-in capital to be issued                         10,347                8,864
        Accumulated deficit                                             (9,216)            (103,541)
        Net loss for the period                                        (94,263)             (21,438)
        Currency translation adjustments                                 4,791                4,237
                                                                --------------       --------------
                 Total shareholders' equity                            167,948              146,194

Provisions for risks and charges:                                        1,582                8,766
Long-term debt:
        Long-term portion of long-term debt                            142,083              119,437
        Long-term portion of capitalized lease obligations                 171                   16
                                                                --------------       --------------
                 Total long-term debt                                  142,254              119,453
Current liabilities
        Bank overdrafts                                                    996                2,060
        Accounts payable and accrued liabilities                        35,980               20,624
        Tax payable and deferred compensation                           17,419               14,396
        Current portion of long-term debt                                8,342               12,948
        Current portion of capitalized lease obligations                   266                   70
        Deferred revenue                                                 4,198                  922
        Other liabilities                                                1,421                1,949
                                                                --------------       --------------
                 Total current liabilities                              68,622               52,969
                                                                --------------       --------------
                 Total liabilities and shareholders' equity     (euro) 380,406       (euro) 327,382
                                                                ==============       ==============

                              GENESYS Conferencing
               Consolidated Statements of Operations (French GAAP)
                   (in thousands of euros, except share data)


                                                Three months ended June 30,            Six months ended June 30,
                                              --------------------------------     ---------------------------------
                                                    2001              2002               2001               2002
                                              --------------------------------     ---------------------------------
Revenue:
      Services                                (euro) 46,178     (euro) 52,308      (euro) 72,344     (euro) 107,248
      Products                                          640               347              1,244                859
                                              --------------------------------     ---------------------------------
                                                     46,818            52,655             73,588            108,107
Cost of revenue:
      Services                                       19,134            23,010             29,737             45,944
      Products                                          355               218                838                703
                                              --------------------------------     ---------------------------------
                                                     19,489            23,228             30,575             46,647
                                              --------------------------------     ---------------------------------
Gross Profit                                         27,329            29,427             43,013             61,460
Operating expenses:
      Research and development                        1,178             1,188              1,873              2,448
      Selling and marketing                          13,399            13,864             19,044             27,372
      General and administrative                     18,697            21,052             28,159             40,285
                                              --------------------------------     ---------------------------------
Total operating expenses                             33,274            36,104             49,076             70,105
                                              --------------------------------     ---------------------------------
Operating loss                                       (5,945)           (6,677)            (6,063)            (8,645)

Financial expenses, net                                (285)           (3,381)              (932)            (5,856)

Equity in loss of affiliated companies                  (40)               (4)               (40)               (11)

Income tax expense                                   (4,979)             (903)            (5,854)            (1,758)

Amortization of goodwill                             (3,639)           (2,428)            (5,546)            (5,168)
                                              --------------------------------     ---------------------------------
Net loss                                     (euro) (14,888)   (euro) (13,393)    (euro) (18,435)    (euro) (21,438)
                                             ===============   ===============    ===============    ===============

Basic and diluted net loss per share         (euro)   (1.15)   (euro)   (0.86)    (euro)   (1.65)    (euro)   (1.38)
                                             ===============   ===============    ===============    ===============
Number of shares used in computing
net loss per share                               12,945,264        15,544,450         11,191,218         15,536,374



           See accompanying notes to consolidated financial statements

                              Genesys Conferencing
     Notes to Consolidated Financial Statements of Operations (French GAAP)
                   (in thousands of euros, except share data)

                                                               Three months ended              Six months ended
                                                                     June 30,                       June 30,
                                                         -----------------------------  -----------------------------
                                                              2001           2002            2001           2002
                                                         -----------------------------  -----------------------------
 Detail of General and Administrative expenses
 General and Administrative expenses                     (euro) 18,697  (euro) 21,052   (euro) 28,159  (euro) 40,285
 Amortization of identifiable intangible assets                  3,822          3,643           3,968          7,290
 Amortization of acquisition and deferred financing costs          552            393             772            828
 Non recurrent charges (income)                                    844            (68)            874            (70)
                                                         -----------------------------  -----------------------------
 Operating General and Administrative expenses           (euro) 13,479  (euro) 17,084   (euro) 22,545  (euro) 32,237
 restated for the above consolidation entries &          =============================  =============================
 exceptional items

 OPERATING INCOME AND EBITDA
 Operating loss                                          (euro) (5,945) (euro) (6,677)  (euro) (6,063) (euro) (8,645)
 Amortization of intangibles, acquis. & financing costs          4,374          4,036           4,740          8,118
 Nonrecurrent charges (income)                                     844            (68)            874            (70)
                                                         -----------------------------  -----------------------------
 Operating loss restated for the above items                      (727)        (2,709)           (449)          (597)
                                                         -----------------------------  -----------------------------
 Operating depreciation and provision                            4,310          8,530           6,846         14,007
                                                         -----------------------------  -----------------------------
EBITDA                                                   (euro)  3,583  (euro)  5,821   (euro)  6,397  (euro) 13,410
                                                         =============================  =============================


                                                               Three months ended              Six months ended
                                                                     June 30,                       June 30,
                                                         -----------------------------  -----------------------------
                                                              2001           2002            2001           2002
                                                         -----------------------------  -----------------------------
 Detail of financial expenses ,net
 Interest and other financial income                     (euro)    175  (euro)     43   (euro)    916  (euro)    280
 Foreign exchange gains                                          2,933          2,396           3,757          2,559
                                                         -----------------------------  -----------------------------
 Total financial income                                          3,108          2,439           4,673          2,839

 Interest and other financial expenses                           2,363          2,703           3,311          5,571
 Foreign exchange losses                                         1,030          3,117           2,294          3,124
                                                         -----------------------------  -----------------------------
 Total financial charges                                         3,393          5,820           5,605          8,695

                                                         -----------------------------  -----------------------------
Financial expense,  net                                  (euro)   (285) (euro) (3,381)  (euro)   (932) (euro) (5,856)
                                                         =============================  =============================


                                                               Three months ended              Six months ended
                                                                     June 30,                       June 30,
                                                         -----------------------------  -----------------------------
                                                              2001           2002            2001           2002
                                                         -----------------------------  -----------------------------
Detail of income tax
Deferred income tax                                      (euro)     17  (euro)     (3)  (euro)     10  (euro)     (1)
Tax on  acquisition costs                                       (4,152)                        (4,479)
Income tax                                                        (844)          (900)         (1,385)        (1,757)
                                                         -----------------------------  -----------------------------
Total income tax expense                                 (euro) (4,979) (euro)   (903)  (euro) (5,854) (euro) (1,758)
                                                         =============================  =============================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2002

                                             GENESYS SA


                                             By: /s/ Francois Legros
                                                 ------------------------------
                                                 Name: Francois Legros
                                                 Title: Chairman and Chief
                                                        Executive Officer